Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.

SUPPLEMENT NO. 13 DATED SEPTEMBER 12, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007, Supplement No. 8 dated May 25, 2007, Supplement No. 9 dated June 20, 2007, Supplement No. 10 dated July 17, 2007, Supplement No. 11 dated August 8, 2007 and Supplement No. 12 dated August 17, 2007, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 13 is to disclose:

•	the status of our initial public offering;

•	our acquisition of Kokomo Medical Office Park in Kokomo, Indiana;

•	our acquisition of St. Mary Physicians Center in Long Beach, California; and

•	an update to our organizational chart.

Status of Our Initial Public Offering

As of August 31, 2007, we had received and accepted subscriptions in our offering for 14,254,416 shares of common stock, or approximately $142,368,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Kokomo Medical Office Park

On August 30, 2007, we, through our wholly-owned subsidiary, NNN Healthcare/Office REIT Kokomo Medical Office Park, LLC, acquired a fee simple interest in Kokomo Medical Office Park located in Kokomo, Indiana from an unaffiliated third party for a total purchase price of $13,350,000, plus closing costs.

Financing and Fees

We financed the purchase price of Kokomo Medical Office Park using funds raised through this offering and an unsecured loan of $1,300,000 from NNN Realty Advisors, Inc., or NNN Realty Advisors, our sponsor, which has been repaid using funds raised through this offering. An acquisition fee of $401,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate.

On August 30, 2007, we, through NNN Healthcare/Office REIT Holdings, L.P., our operating partnership, entered into an unsecured loan with NNN Realty Advisors, as evidenced by an unsecured promissory note in the principal amount of $1,300,000, which matured on March 1, 2008. The unsecured promissory note bore interest at a fixed rate of 6.85% per annum and required monthly interest-only payments beginning on October 1, 2007 for the term of the note. The unsecured promissory note also provided for a default interest rate of 8.85% per annum. On September 4, 2007, we repaid all outstanding principal and accrued interest on the unsecured promissory note using additional funds raised through this offering. Since NNN Realty Advisors is our sponsor, this loan was deemed a related party loan. Therefore, the terms of the unsecured loan and the unsecured promissory note were approved by a majority of our directors, including a majority of our independent directors, and deemed fair, competitive and commercially reasonable by our directors.

Description of the Property

Kokomo Medical Office Park consists of four one-story medical office buildings. All of the buildings are located within two miles of St. Vincent/St. Joseph Hospital as well as Howard County Regional Health Center but are not part of the campuses of the hospital facilities. Two of the buildings were constructed in 1992, with an addition to one being completed in 2003. The third building was completed in 1994, and the fourth was completed in 1995. The buildings contain a total of 87,000 square feet located on 12.11 acres of land, of which 1.35 acres are undeveloped.

Kokomo Medical Office Park is a multi-tenant medical office property with ten different medical tenants currently occupying the property. The tenants have a long history with the property with 74,000 square feet, or nearly 85% of the total area, having been occupied by the same tenants for a period of at least six years. Further, the three largest tenants, American Health Network of Indiana, LLC (d/b/a Kokomo Family Care, Inc.), Howard Regional Specialty Care, LLC and RCG Indiana, LLC have all been occupants of the property since 1992. Kokomo Medical Office Park is currently 98% leased.

American Health Network of Indiana, LLC, or American Health Network, leases approximately 38,000 square feet pursuant to a lease that expires in August 2017. American Health Network is a comprehensive healthcare provider that has over 60 offices throughout Ohio and Indiana with nearly 200 physicians and 1,300 employees. Services offered by American Health Network include family medicine, podiatry, general surgery, neurology and pediatrics. The rental rate per annum for American Health Network is approximately $600,000, or $15.67 per square foot. Howard Regional Specialty Care, LLC, or Howard Regional, leases approximately 20,000 square feet pursuant to a lease that expires in August 2012. Howard Regional is a certified rehabilitation facility specializing in the treatment of all orthopedic, neurological, and sports related injuries. The rental rate per annum for Howard Regional is approximately $329,000, or $16.48 per square foot. RCG Indiana, LLC, a provider of dialysis services, leases approximately 8,000 square feet pursuant to a lease that expires in December 2010. The rental rate per annum for RCG Indiana, LLC is approximately $127,000, or $15.50 per square foot.

Triple Net Properties Realty, Inc. will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of Kokomo Medical Office Park.

Kokomo Medical Office Park faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which Kokomo Medical Office Park competes are located on either the campuses of nearby hospitals or in surrounding suburban areas.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in Kokomo Medical Office Park will be approximately $12.4 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2006, Kokomo Medical Office Park paid real estate taxes of approximately $190,000 at a rate of 2.59%.

The following table sets forth the lease expirations of Kokomo Medical Office Park for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross Annual
	No. of Leases	Total Square Feet	Gross Annual Rent	Rent Represented
Year	Expiring	of Expiring Leases	of Expiring Leases	by Expiring Leases

2007	—	—	—	—
2008	2	5,000	$76,000	5.50%
2009	1	2,000	$35,000	2.57%
2010	3	16,000	$247,000	18.19%
2011	1	2,000	$37,000	2.70%
2012	2	22,000	$365,0000	26.84%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for Kokomo Medical Office Park for the last five years.

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2002	90.5%	$15.15
2003	97.2%	$15.48
2004	94.7%	$15.53
2005	93.9%	$15.88
2006	94.8%	$15.64

Acquisition of St. Mary Physicians Center

On September 5, 2007, we, through our wholly-owned subsidiary, NNN Healthcare/Office REIT St. Mary Physician Center, LLC acquired a fee simple interest in St. Mary Physicians Center located in Long Beach, California from St. Mary Physicians Center, LLC, an unaffiliated third party, or the seller, for a total purchase price of $13,800,000, plus closing costs.

Financing and Fees

We financed the purchase price of St. Mary Physicians Center through a secured loan of $8,280,000 on the property from the seller, and an unsecured loan of $6,100,000 with NNN Realty Advisors. An acquisition fee of $414,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate.

On September 5, 2007, we, through NNN Healthcare/Office REIT St. Mary Physician Center, LLC, entered into a secured loan with the seller. The secured loan is evidenced by a Note Secured by Deed of Trust in the principal amount of $8,280,000, and is secured by a Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing on St. Mary Physicians Center. The loan matures on September 4, 2009 and bears interest at a rate of 5.80% per annum. The loan provides for monthly interest-only payments in the amount of $40,000 on the first day of each month beginning on October 1, 2007. If any monthly installment that is due is not received by the seller on or before the tenth day of each month, the loan provides for a late charge equal to 10% of such monthly installment. In the event of default, the loan also provides for a default interest rate of 24.0% per annum. The loan may be paid at any time in full or in part without premium or penalty. The loan documents contain customary representations, warranties, covenants and indemnities, as well as provisions for reserves and impounds.

On September 5, 2007, we, through NNN Healthcare/Office REIT Holdings, L.P., our operating partnership, also entered into an unsecured loan with NNN Realty Advisors, as evidenced by an unsecured promissory note in the principal amount of $6,100,000, which matures on March 5, 2008. The unsecured promissory note bears interest at a fixed rate of 6.86% per annum and requires monthly interest-only payments beginning on October 1, 2007 for the term of the note. The unsecured promissory note also provides for a default interest rate of 8.86% per annum. Since NNN Realty Advisors is our sponsor, this loan is deemed a related party loan. Therefore, the terms of the unsecured loan and the unsecured promissory note were approved by a majority of our directors, including a majority of our independent directors, and deemed fair, competitive and commercially reasonable by our directors.

Description of the Property

St. Mary Physicians Center consists of a four-story multi-tenant medical office building located on the campus of St. Mary Medical Center, a 539-bed, not-for-profit medical center just north of downtown Long Beach, California. Originally built in 1992, St. Mary Physicians Center is located on 0.72 acres. The property is comprised of approximately 67,000 square feet and operates two gurney size elevators. The building shares an adjacent parking structure on the St. Mary Medical Center campus with approximately 300 parking spaces allocated to St. Mary Physicians Center for a parking ratio of approximately 4.5 parking spaces per 1,000 rentable square feet. In addition, there are two adjacent surface parking lots available for tenants and visitors to the building. The building’s construction is comprised of a stucco finish over a steel frame. St. Mary Physicians Center is currently 82% leased.

Pacific Shores Medical Group leases approximately 9,000 square feet pursuant to a lease that expires in October 2007 and has no renewal option. Pacific Shores Medical Group is an oncology and hematology practice. The rental rate per annum for Pacific Shores Medical Group is approximately $221,000, or $26.07 per square foot.

St. Mary Medical Center/Radiology leases approximately 8,900 square feet pursuant to a month-to-month lease. The rental rate per annum for St. Mary Medical Center/Radiology is approximately $229,000 or $25.74 per square foot. St. Mary Medical Center/Surgery Center leases approximately 10,000 square feet pursuant to a lease that expires in September 2010 with two one-year renewal options remaining. The rental rate per annum for St. Mary Medical Center/Surgery Center is $275,000 or $28.84 per square foot. St. Mary Medical Center/C.A.R.E leases approximately 8,000 square feet pursuant to a lease that is on a month-to-moth basis and has no renewal option. The rental rate per annum for St. Mary Medical Center/C.A.R.E is $223,000 or $26.23 per square foot.

Triple Net Properties Realty, Inc. will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of St. Mary Physicians Center.

St. Mary Physicians Center faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which St. Mary Physicians Center competes are located on either the campuses of nearby hospitals or in surrounding suburban areas.

Management does not currently believe that any capital improvements will be required for the property but anticipates spending approximately $49,000 for routine repairs and maintenance. Management believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in St. Mary Physicians Center will be approximately $11.8 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2006, St. Mary Physicians Center paid real estate taxes of approximately $51,000 at a rate of 1.33%.

The following table sets forth the lease expirations of St. Mary Physicians Center for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross Annual
	No. of Leases	Total Square Feet	Gross Annual Rent	Rent Represented
Year	Expiring	of Expiring Leases	of Expiring Leases	by Expiring Leases

2007	5	31,000	$797,000	55.3%
2008	—	—	—	—
2009	3	7,000	$173,000	11.99%
2010	2	10,000	$300,000	20.84%
2011	1	3,000	$64,000	4.48%
2012	—	—	—	—
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	1	4,000	$107,000	7.40%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for St. Mary Physicians Center for the last five years.

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2002	78.92%	$22.59
2003	78.47%	$22.98
2004	81.09%	$23.91
2005	81.92%	$25.05
2006	83.77%	$26.09

Our Structure

Our organizational chart on page 9 of our prospectus dated April 23, 2007 is hereby amended as follows: